UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: May 20, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding Techfaith’s first quarter 2009 financial results

Exhibit 99.1
TechFaith Reports First Quarter 2009 Financial Results
Beijing, China, May 19, 2009 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the first quarter of 2009 ended March 31, 2009.
For the first quarter of 2009, TechFaith reported total net revenues of US$48.7 million, a 6.1% decrease compared to US$51.9 million in the previous quarter. Gross profit for the first quarter of 2009 was US$8.8 million, a 5.1% increase compared to US$8.4 million in the previous quarter. Gross margin for the first quarter of 2009 was 18.1% compared to 16.2% in the previous quarter. The improvement in gross profit and gross margin was mainly attributed to increased sales of products with a higher average selling price and margin although the revenues from design fees decreased compared to the previous quarter. Operating expense for the quarter was US$5.7 million, a 31% reduction compared to US$8.2 million in the previous quarter. The reduction in operating expenses was mainly attributed to the Company’s continued cost-cutting efforts.
Net income for the first quarter of 2009 was US$2.1 million, or US$0.05 per weighted average outstanding ADS (basic and diluted), an improvement of 157.4% compared to net income of US$0.8 million, or US$0.02 per weighted average outstanding ADS (basic and diluted) in the previous quarter.
Defu Dong, TechFaith’s Chairman and CEO, said, “We are very pleased with the quarter’s results. We achieved continued profit improvements sequentially and on a year-over-year basis, despite a slight decline in sales. Our focus on reducing TechFaith’s operating expenses, while supporting the growth segments of our business is starting to show results. Our partner network, new cellphone pipeline and line-up of existing cellphones in the marketplace are all clearly stronger now than in prior quarters.”
“Demand in our core ODP cellphone business is being led by the domestic 3G market, with further gains in our smartphones and feature phones. Our co-branding business, through close cooperation with our business partners under their brand name continues to gain traction. We also cooperate with our business partners in the product launch, marketing activities and shipment. Of note, we launched 16 different cellphones, 3 of these internationally in the first quarter. We are demonstrating the strength of our business model as we are able to successfully launch cellphones in the marketplace faster and launch feature-rich cellphones that have higher profit margins as compared with other cellphones on the market. We are also targeting further reductions in our cost structure in the areas of administrative cost and non-essential expenses.”
“Our focus remains on driving revenue and profit growth in our cellphone business. We have made a series of strategic changes to our core cellphone business model over the years in order to become a long-term, competitive winner. We are confident in our business model going forward and believe our ODP business will benefit from sales gains in high-end and feature-rich cellphones both domestically and internationally. We are also encouraged by gains in our co-branding business, which is allowing us to introduce a greater number of cellphone models to the market. Importantly, we are able to leverage TechFaith’s strengths with the design, manufacturing, sales and distribution strengths of our partners.”
“We continue to make further progress in our gaming business. One Net Entertainment Limited will launch 16 mobile massive multiplayer online role-playing games (MMORPG) titles on its Chinese mobile games website www.798uu.com in June. This is in addition to our announcement in March that One Net Entertainment would launch three separate MMORPGs in China for PC online gamers on its website www.798game.com. One Net Entertainment is building an integrated model, using a combination of self-developed, co-developed and licensed content, designed to help it launch games faster and more efficiently. We plan to set-up two additional game development studios over the next few months. As part of our growth efforts, we recently announced that DGVC Partners and Infiniti Capital had agreed to invest a total of US$20 million in One Net Entertainment Limited through its parent company, Leo Technology Limited, which in turn is a wholly-owned subsidiary of TechFaith (The transaction is subject to certain closing conditions). We expect the investment will help us to execute on our growth strategy and allow us to pursue game development and publishing opportunities to even further accelerate One Net Entertainment’s growth prospects.”

Second Quarter 2009 Outlook
TechFaith currently expects revenue to be in the range of US$45 million to US$49 million for the second quarter of 2009, with further improvement in profit margin as new 3G products are launched into the market. This forecast reflects TechFaith’s current and preliminary view, which is subject to change.
Conference Call
TechFaith will hold a conference call on Tuesday, May 19, 2009 at 7:00 p.m. U.S. Eastern Time (7:00 a.m. May 20, 2009 in Beijing). The dial-in number for the live audio call beginning is +1-617-597-5313. The conference call passcode is 47784951. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 1 hour after the conclusion of the live call through 12:00 p.m. on June 2, 2009, U.S. Eastern Time (12:00 a.m., June 3, 2009 in Beijing) by telephone at +1-617-801-6888. To access the replay use passcode 26746487. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cellphone solutions. Based in China, TechFaith employs approximately 400 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.
With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com
About One Net Entertainment Ltd.
Based in Beijing, One Net Entertainment is a wholly-owned subsidiary of China Techfaith Wireless Communication Technology Limited (“TechFaith”) (NASDAQ: CNTF). One Net Entertainment is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com, respectively. One Net Entertainment is leveraging an integrated model of using a combination of self-developed as well as co-developed and licensed content, as such strategy is designed to help it launch games faster and more efficiently. Three massive multiplayer online role-playing games (MMORPGs) are planned to launch in 2009 for online PC users on www.798game.com. 16 titles are planned to launch in June for mobile gamers on the company’s Chinese mobile games website www.798uu.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates, “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS:

In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication	Global IR Partners
Technology Limited	Tel: +1 914-337-8801
Tel: 86-10-5822-8390	cntf@globalirpartners.com
ir@techfaith.cn

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended
	December 31	March 31
	2008 (As Adjusted) (1)	2008 (As Adjusted) (1)	2009 (1)
Revenues:
Handset design	$7,168	$4,564	$655
Product sales	44,687	45,031	48,015

Total net revenues	$51,855	$49,595	$48,670

Cost of revenues:
Handset design	$3,347	$2,196	$808
Product sales	40,125	37,678	39,048

Total cost of revenues	$43,472	$39,874	$39,856

Gross Profit	$8,383	$9,721	$8,814

Operating expenses:
General and administrative	$2,977	$3,201	$1,740
Research and development	2,612	5,496	3,096
Selling and marketing	1,668	853	802
Impairment of Long-lived Assets	880	—	—
Exchange loss	40	534	14

Total operating expenses	$8,177	$10,084	$5,652

Government subsidy income	825	172	5
Other operating income	—	2,369	—

Income from operations	$1,031	$2,178	$3,167

Interest expense	(26)	(9)	(30)
Interest income	295	417	177
Other income (expense), net	(11)	3	—
Change in fair value of put option	(663)	15	(18)

Income before income taxes	$626	$2,604	$3,296
Income tax	114	—	(1,219)

Net income	$740	$2,604	$2,077
Less: net loss attributable to the noncontrolling interest (2)	(84)	(259)	(44)

Net income attributable to TechFaith	$824	$2,863	$2,121

Net income per ordinary share
Basic	$—	$—	$—

Diluted	$—	$—	$—

Net income per ADS
Basic	$0.02	$0.07	$0.05

Diluted	$0.02	$0.07	$0.05

Weighted average ordinary shares outstanding
Basic	650,034,590	649,913,136	650,034,590

Diluted	650,034,590	650,028,831	650,034,590

(1)	Effective January 1, 2009, the Company adopted SFAS 160. SFAS160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(2)	Amounts were extracted from Form 6-K for the quarter ended March 31, 2008 and for the quarter ended December 31, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

Revenue Breakout	1Q08	2Q08	3Q08	4Q08	1Q09
Handset design
Design fees	$3,264	$4,656	$1,051	$6,517	$186
Royalty	$534	$277	$166	$181	$—
Components sales related to design	$731	$520	$544	$465	$469
Service income	$35	$164	$13	$5	$—

Product sales Smart phone	$18,123	$26,979	$29,367	$25,483	$27,186
Feature phone	$23,156	$22,774	$18,525	$17,880	$20,190
Wireless module	$3,752	$1,220	$1,035	$1,324	$639
Other components	$—	$—	$109	$—	$—

Total net revenues	$49,595	$56,590	$50,810	$51,855	$48,670

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	March 31, 2008	December 31, 2008 (As
	(As Adjusted) (3)	Adjusted) (3)	March 31, 2009 (3)
Assets
Current assets:
Cash and cash equivalents	$76,295	$78,926	$97,499
Restricted cash	119	162	80
Accounts receivable	47,315	37,804	29,812
Amounts due from related parties	3,708	5,537	7,954
Notes receivable	2,310	85	443
Inventories	49,028	37,763	30,367
Prepaid expenses and other current assets	10,070	10,003	11,917
Deferred tax assets-current	—	83	78

Total current assets	$188,845	$170,363	$178,150

Deposits for acquisition of plant, machinery and equipment, and acquisition of intangible assets	$11,131	$—	$—
Plant, machinery and equipment, net	27,969	24,667	23,255
Construction in progress	—	23,458	23,521
Acquired intangible assets, net	1,591	921	838
Deferred tax assets-noncurrent	—	49	29
Goodwill	606	606	606

Total assets	$230,142	$220,064	$226,399

Liabilities and shareholders’ equity
Current liabilities:
Current portion of Long term payable	$1,208	$1,211	$1,211
Accounts payable	25,108	9,214	7,362
Amounts due to related parties	74	419	438
Accrued expenses and other current liabilities	10,979	10,247	9,597
Advance from customers	7,820	5,260	11,839
Deferred revenue	1,824	1,748	1,431
Income tax payable	146	149	1,343

Total current liabilities	$47,159	$28,248	$33,221

Long-term payable	$297	$—	$—

Total liabilities	$47,456	$28,248	$33,221

Shareholders’ equity
Ordinary shares	$13	$13	$13
Additional paid-in capital	110,351	105,846	105,847
Treasury stock	(4,628)	—	—
Accumulated other comprehensive income	20,165	24,427	23,711
Statutory reserve	6,813	8,542	8,542
Retained earnings	48,571	51,980	54,101

Total TechFaith shareholders’ equity	$181,285	$190,808	$192,214

Noncontrolling interest (4)	$1,401	$1,008	$964

Total shareholder`s equity	$182,686	$191,816	$193,178

Total liabilities and shareholders’ equity	$230,142	$220,064	$226,399

(3)	Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(4)	March 31, 2008 and December 31, 2008 balances were extracted from the form 6-K for the quarters ended March 31, 2008 and December 31, 2008 respectively, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.